DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com
[redacted]

DSM

Heerlen (NL) / Shanghai (PRC), 6 November 2007

DSM to increase engineering plastics compounding capacity in China by 50%

Royal DSM N.V. today announces that it will expand its engineering plastics compounding capacity at the site in Jiangyin (China). The investment will increase the capacity of the compounding plant by 50% and the added capacity will be operational towards the end of 2008. This comes as an enhancement to DSM's existing capacity, which was doubled in 2006 with the opening of this new greenfield site.

"This site is the main production hub for our engineering plastics business in Asia. Demand from our customers both in China and the rest of Asia has been growing rapidly and the planned increase will meet that demand for the next few years. Also, this expansion is perfectly in line with the acceleration of DSM's Vision 2010 *strategy and our ambitious growth targets in the emerging economies such as China and India,"* said Nico Gerardu, member of DSM's Managing Board and responsible for the Performance Materials cluster.

DSM opened its greenfield compounding plant for engineering plastics in Jiangyin in 2006 and is currently building a world-scale polyamide 6 polymerization plant at the same site, which will start production in 2008. At the Jiangyin site DSM manufactures Stanyl®, a high performance polyamide (PA46), Akulon® PA6, Arnite® PBT and PET, and Arnitel® TPE, which it supplies to customers throughout Asia in the automotive, electrical/electronics and manufacturing industries. The Jiangyin site also houses a Research and Development Center for engineering plastics, from which DSM supports customer developments throughout the region.

"This is a further investment in our operations in Jiangyin, where we have now been for over ten years. It shows our confidence in the location, its infrastructure and the quality of our people. We will be using cutting-edge equipment and technology that together with our renowned quality processes will enable us to provide our customers with the high-quality products they have come to expect from us. Needless to say, safety and environmental standards will continue to be our top priority," commented Roelof Westerbeek, President DSM Engineering Plastics Asia Pacific.

DSM Engineering Plastics

DSM Engineering Plastics is a business group in DSM's Performance Materials cluster, with sales in 2006 of around EUR 1 billion (which number includes the sales of DSM Dyneema) and approximately 1300 employees worldwide. It is one of the world's leading suppliers of engineering thermoplastics offering a broad portfolio of high performance products including Stanyl® PA 46 and Akulon® 6 and 66 polyamides, Arnitel® TPE-E, Arnite® PBT and PET polyesters, Xantar® polycarbonate and Yparex® extrudable adhesive resins. These materials are used in technical components for electrical appliances, electronic equipment and cars, in barrier packaging films as well as in many mechanical and extrusion applications. With Stanyl®, DSM Engineering Plastics is the global market leader in high heat polyamides. Akulon®, Arnite®, Arnitel®, Stanyl®, Xantar® and Yparex® are registered trademarks of DSM Engineering Plastics. Dyneema®, Dyneema Purity® and Dyneema®, the world's strongest fiber™ are trademarks and applications owned by Royal DSM N.V.

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About DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia.

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Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.